UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 6, 2015

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are a cover letter, a supplement to proxy statement and an amended proxy card to be sent to shareholders of Elbit Imaging Ltd in connection with its 2015 Annual General Meeting of Shareholders. The cover letter and supplement are being sent to shareholders following the request of a shareholder to present four additional nominees for election to the Company's board of directors.

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2015	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors

ELBIT IMAGING LTD.
7 Mota Gur Street, Petach Tikva, Israel
Tel: (972-3) 608-6000

Dear Shareholder,

In connection with the upcoming 2015 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on October 19, 2015, attached are the following documents:

-	Notice to Shareholders of Elbit Imaging Ltd. containing a revised Item No. 2 to the Proxy Statement ("Election of Directors") in connection with the Meeting.

-	Revised Proxy Card.

Please note that any previously completed, signed, dated and mailed proxy card in connection with the Meeting is not valid.  Therefore, whether or not you have previously voted, you will need to complete, sign, date and mail the enclosed revised proxy card for your vote to be counted (unless you will attend the Meeting in person).

Thank you for your continued cooperation.

Very truly yours, RON HADASSI Chairman of the Board of Directors

Petach Tikva, Israel
October 6, 2015

NOTICE TO THE SHAREHOLDERS OF ELBIT IMAGING LTD.

October 6, 2015

The Proxy Statement for the 2015 Annual General Meeting of Shareholders scheduled for October 19, 2015 is hereby amended by deleting Item No. 2 ("Re-Election of Directors") thereof and replacing it with the following revised Item No. 2:

Item No. 2

ELECTION OF DIRECTORS

At the Meeting, up to five (5) directors who are not external directors are to be elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected, unless any office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations. The Company's external directors will continue to serve their respective three-year terms. The following nominees are currently serving on the Board of Directors, which is currently comprised of seven (7) board members (in addition to two (2) additional external directors):  Alon Bachar, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni.

If the Meeting decides in Item One that the Board of Directors shall be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five (5) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors. The nominees, if elected, together with our external directors, will constitute the entire Board of Directors.

Each of the nominees has confirmed that he qualifies as an independent director under the Israeli Companies Law, 5759-1999 (the "Companies Law"), and that he has the ability to serve on our Board of Directors. Each of the Nominees has attested that he meets all requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

In addition, the nominees listed below have indicated their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four (4), under our Articles of Association the Board of Directors may only act in an emergency situation (as determined in its absolute discretion), and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association.  We are not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below:

ALON BACHAR. Mr. Bachar, 46, has served as a member of our Board of Directors since March 2014.  Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a director of Shefa Success Logistic (B.P) Ltd. and Palace Industries (P.I.) Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Sufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

RON HADASSI. Mr. Hadassi, 50, has served as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies, including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMI KELSI. Mr. Kelsi, 43, has served as a member of our Board of Directors since March 2014.  Mr. Kelsi also holds a unique experience in restructuring including, but not only, the following examples: Financial consultant to the bond holders of Alon Petroleum Company Ltd., Financial consultant to the bond holders of Home Center (DIY) Ltd., Board member in Plaza NV since 2014, Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013 and served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd. from 2009 until 2012.  Prior to Mr. Kelsi's special practice in restructuring, Mr. Kelsi was the founder and co-CEO of Risk Modules from 2002 until 2009, a consulting firm that was acquired in 2007. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics (summa cum laude) as well as M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR.  Mr. Kfir, 43, has served as a member of our Board of Directors since March 2014.  Mr, Kfir is also a board and audit committee member for Plaza Centers N.V and Elbit Medical Ltd. In addition Mr. Kfir also serves a board member in Conduit Ltd and previusoly served as a board & audit committee member at Orkit communications Ltd. Mr. Kfir is the Founder and Managing Director of the VAR Group, a Special Situations Merchant Bank founded in 2001. In this capacity, Mr. Kfir handled around 200 cases of turnarounds, restructurings, special M&A’s & liquidations on a global basis involving $B’s of assets, liabilities & revenues of such companies while working with gobal Hedge funds, PE funds, VC;’s, banks, financial institutions and global companies. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir managed audit cases as well as business development at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 45, has served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livni, 41, has served as a member of our Board of Directors since March 2014.  Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

MICHA KORMAN. Mr. Korman is the founder and managing director of Micha Korman Business Management Ltd. - "Balanced Process Management", a consulting company for enhancement and recovery of companies. Mr. Korman previously served as the lead for the rearrangement process of the "Mashbir Hahadash Latzarchan Ltd." in 2003 and 2004. During the period from 1991 to 2009, Mr. Korman served in various capacities, including as CFO and a director of Tefron Ltd., during which time, among other activities, Mr. Korman took part in Tefron's IPO on the NYSE and in various M&A's. From 1985 to 1991, Mr. Korman served as the CFO of Ania Doctor V.Riza and Sons Ltd., an industrial printing and printing equipment company, and from 1982 to 1985 served as a CFO of Tech Din Ltd. and Dereg Technologies Ltd., an industrial electronic company and a innovating "start-up" company.  Between 1979 and 1982, Mr. Korman served as a manager in the operation section in the Central Beverages Production Company Ltd. Mr. Korman is a lieutenant colonel (Res.) in the IDF. Mr. Korman holds a B.A in Economics and Business Administration from Bar-Ilan University and a LLB from the Kiryat-Ono College and is a certified advocate (Israeli Bar registered) and mediator.

DAVID LEV. Mr. Lev has acted as a special consultant to Harel Insurance Company for real estate and worldwide investments matters since 2013.  From 2009 to 2013, Mr. Lev served as the President of "IDBG USA", and from 2007 to 2009, Mr. Lev served as a CEO in the Izaki Group. From 2001 to 2007, Mr. Lev served as CEO of Azorim, from 1998 to 2001 he served as CEO of Property and Building Corp., and from 1991 to 1998 he served as a vice president in Supersol Israel. From 1988 to 1991, Mr. Lev served as the Head of Buildings and Infrastructure Department in Tel Aviv Municipality. , from 1984 to 1988, he  served as a vice president in Reynolds Construction Company U.S.A., and from 1968 to 1984 he  served as the Head of Civil Engineering & Infrastructure in the Israeli Air Force, IDF. Mr. Lev holds a first degree in civil engineering from the Technion, Israel Institute of Technology and second degree in civil engineering (transportation) from Northwestern University. Mr. Lev also participated in the Harvard Business School Advanced Management Program.

YAEL REZNIK CRAMER. Ms. Reznik Cramer has served as a vice president in BRM Investment Company since 2008. In that position, among other activities, Ms. Reznik is in charge of strategy development and investing. Ms. Reznik Cramer took major part in some of the significant M&A of the company and served as a director in Roomer Travel Ltd, Supportspace Ltd., Backweb Technologies Ltd (BWEBF) and MediaBoost Ltd. (Chairwomen).  Ms. Reznik Cramer also served as a director of Wavion Ltd (sold to Alvarion - ALVR), Schema (sold to Teoco) and Adira Energy (Canada – ADL) where she served as an interim CEO. From 2006 to 2007, Ms. Reznik Cramer served as a CFO in BRM, from 1999 to 2006 she served as CFO in Star Ventures and from 1997 to 1999, she served as a controller in Star Ventures.  From 1995 to 1997, Ms. Reznik Cramer served as controller in Lannet/Madge Networks Israel Ltd. and from 1992 to 1995, she served as an audit team manager in Bavli Milner, Israel. Ms. Reznik Cramer holds a B.A in Accounting and Economics from the Hebrew university of Jerusalem, and is a Certified Public Accountant.

YEHUDA VATKIN. Mr. Vatkin, 56, has served as an independent real estate consultant involved in major transactions and projects for investors (mainly institutional) in Europe and Israel since 2009. Between 2007 and 2008, Mr. Vatkin served as Senior Real Estate Investment Strategist in the Swiss British Fiduciary Trust Center Ltd. and as General Manager and from 1998 to 2006 he served as a partner in the Jerusalem office of M.A.N Properties, part of the CBRE Affiliate network. From 1991 to 1997, Mr. Vatkin founded and acted as CEO of Yozma Jewelry Ltd, an Israeli jewelry factory, and from 1985 to 1990, he served as the CEO of Roma Jewelry Ltd., a company dealing in import and marketing of gold in the UK. From 1980 to 1985, Mr. Vatkin served as a sales manager in "Adi-Paz", the largest gold jewelry manufacturer in Israel.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the election of each nominee set forth above. Shareholders may vote for up to ten nominees.

If the Meeting decides in Item One that the Board of Directors will be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Alon Bachar be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Ron Hadassi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Shlomi Kelsi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Yoav Kfir be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Boaz Lifschitz be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Nadav Livni be and hereby is re-elected to the Board of Directors."

RESOLVED, that Micha Korman be and hereby is elected to the Board of Directors."

"RESOLVED, that David Lev be and hereby is elected to the Board of Directors."

"RESOLVED, that Yael Reznik Cramer be and hereby is elected to the Board of Directors."

"RESOLVED, that Yehuda Vatkin be and hereby is elected to the Board of Directors."

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, acting CEO of the Company, and Yael Edri, Chief Accountant of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on October 19, 2015 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

October 19, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To determine the number of directors to serve on the Company's Board of Directors in addition to two (2) external directors:

  ☐ four (4) directors     ☐ FIVE (5) directors      ☐ abstain

Proposal 2: To elect up to five (5) of the following nominees to the Company's Board of Directors:

1.1.	Alon Bachar	☐ for	☐ against	☐ abstain
1.2.	Ron Hadassi	☐ for	☐ against	☐ abstain
1.3.	Shlomo Kelsi	☐ for	☐ against	☐ abstain
1.4.	Yoav Kfir	☐ for	☐ against	☐ abstain
1.5.	Boaz Lifschitz	☐ for	☐ against	☐ abstain
1.6.	Nadav Livni	☐ for	☐ against	☐ abstain
1.7.	Micha Korman	☐ for	☐ against	☐ abstain
1.8.	David Lev	☐ for	☐ against	☐ abstain
1.9.	Yael Reznik Cramer	☐ for	☐ against	☐ abstain
1.10.	Yehuda Vatkin	☐ for	☐ against	☐ abstain

If the Meeting decides in Proposal One that the Board of Directors shall be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five (5) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors.

Proposal 3: To approve the compensation for each of our non-external directors, other than our Chairman of the Board, Mr. Ron Hadassi:

  ☐ for       ☐ against      ☐ abstain

Proposal 4: To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders:

  ☐ for       ☐ against      ☐ abstain

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

                                                    Date: __________, 2015
Signature of Shareholder

                                               Date: __________, 2015
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.